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                                                                    EXHIBIT 99.1


                      [LETTERHEAD OF IDC APPEARS HERE]

                               Disclosure Form

IDC grants Goldman Sachs permission to disclose select information from IDC's publications. The information to be used will read as follows:

"IDC estimated that there were 925 million URLs on the web in 1998 and that this number is expected to grow to 13 billion by 2003, representing a five-year compound annual growth rate of 70%. IDC also estimates that there were approximately 196 million users of the Internet worldwide at the end of 1999 and that the number of users will grow to over 502 million by 2003."

"As of January, 2000, IDC estimates showed that by 2002 only 47% of U.S. households will have access to the Internet. Additionally, IDC then estimated that in 2002, the U.S. would represent 43% of the worldwide Internet user population."

It is understood by both IDC and Goldman Sachs that the information will not be sold. It is further understood that IDC will be credited as the source of publication. The original date of publication will also be noted.

/s/ Alexa McCloughan                                    3/10/00
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Alexa McCloughan
IDC                                                   Date

/s/ Kevin Colket                                        3/10/00
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Kevin Colket,
Goldman Sachs                                         Date